As Filed with the Securities and Exchange Commission on ~~September 25~~November 12, 2002 File No. 333-90614.

_____

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM ~~SB-2/A-2~~SB-2/A-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

MCG DIVERSIFIED, INC.
(Name of small business issuer in its charter)

Florida	**7359**	**59-3217746**
(State or jurisdiction of incorporation or organization)	*(Primary Standard Industrial Classification Code Number)*	*(I.R.S. Employer Identification No.)*

770 First Avenue North
St. Petersburg, Florida 33701
(727) 898-5600
(Address and telephone number of principal executive offices and principal place of business)

Marguerite Godels
770 First Avenue North
St. Petersburg, Florida 33701
(727) 898-5600
(Name, address and telephone number of agent for service)

-

Copies to:
Diane J. Harrison, Esq.
4894 Lone Mountain Road
Las Vegas, Nevada 89130
Telephone No.: 702-395-2617
Facsimile No.: 702-395-2617

Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement for the same offering.[ ] _____

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]_____

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]_____

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [X]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount To Be Registered (1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock, par value $0.001 (2)	10,000,000	$ 0.04	$ 400,000.00	$36.80
Common Stock par value $0.001 (3)	168,000	$ 0.04	$ 6,720.00	$0.62
Total	10,168,000	$ 0.04	$ 406,720.00	$ 100.00(4)

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(2) Maximum 10,000,000 shares of common stock, with no minimum, relate to the Primary Offering by MCG Diversified, Inc. on a "self-underwritten" basis.

(3) 168,000 shares of common stock relate to the Resale Offering by eighteen (18) selling security holders.. This includes 116,000 shares beneficially owned by our current officers and director and affiliated persons.

(4) Minimum fee according to the Securities Exchange Commission.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafterThis registration statement shall hereafter become effective in accordance with Sectionthe provisions of Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine. of 1933.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities in any state where the offer or sale is not permitted.

This prospectus relates to 10,168,000 shares of our common stock, 10,000,000 shares of which are offered for sale in the Primary Offering and 168,000 shares of which are owned as of March 31, 2002 and being offered in the Resale Offering, by the security holders named in this prospectus under the caption "Selling Security Holders." The shares of our common stock may be offered or sold directly by ourselves or we may use the services of participating brokers/dealers licensed by the National Association of Securities Dealers, Inc., each of

which will receive a commission from the shares offered and sold by such participating broker/dealer and accepted by us. The 168,000 shares offered by the selling security holders will be offered at $0.04 per share. Affiliates may sell their shares at $0.04 per share during the duration of this offering. Non-affiliates may sell their shares at $0.04 until our securities become quoted on a securities exchange and thereafter at market prices or in negotiated private transactions. Up to 10,000,000 shares of our common stock are being sold by us at $0.04 per share, on a self-underwritten basis, with no minimum. Should we change the offering price of our stock, we will file an amendment to this registration statement reflecting our new offering price. Our offering will commence on the date of this prospectus and will continue until the earlier of _____, 2002, the date on which all of the shares offered are sold, or when we otherwise terminate the offering.

We will bear all the costs and expenses associated with the preparation and filing of this registration statement including the registration fees of the selling security holders.

Prospectus


SUBJECT TO COMPLETION, DATED _____, 2002
MCG Diversified, Inc.
Shares of Common Stock
Shares offered by MCG Diversified, Inc.: No Minimum - 10,000,000 Maximum
Shares offered by Security Holders: No Minimum - 168,000 Maximum


This prospectus relates to an offering of 10,168,000 shares of common stock of MCG Diversified, Inc. We are offering to sell up to a maximum of 10,000,000 shares of our common stock at $0.04 per share, which as of the date of this prospectus have not been issued. Our 10,000,000 shares shall be offered for sale for a period of 120 days and we may or may not extend the offering for up to an additional 90 days. There are eighteen (18) security holders, that are offering to sell up to 168,000 shares of our common stock. We will not receive any of the proceeds from the sale of our shares of common stock by these security holders. All expenses of this offering are being paid for by us. The estimated expenses of this offering are $13,100.00.

The sale of shares of our common stock, which will be offered and sold by us, will be made on a "self-underwritten" basis by using our officers and directors. There is no minimum investment requirement and funds received by us from this offering will not be placed into an escrow account.

Our common stock is not currently listed or quoted on any quotation medium.

Our common stock being offered by this prospectus involves a high degree of risk. You should read the "risk factors" section beginning on page 3 before you decide to purchase any of our common stock

Neither the Securities and Exchange Commission nor any state commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.

	Per Share	Total
Price to Public	$0.04	$400,000.00
Underwriting Discounts and Commissions	-0-	-0-
Proceeds to MCG Diversified, Inc.	$0.04	$400,000.00

Should we change the offering price of our stock, we will file an amendment to this registration statement reflecting our new offering price and updating all disclosures therein.

Until _____, 2002 (90 days after the date of this prospectus), all dealers that buy, sell or trade these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


The date of this prospectus is _____, 2002


TABLE OF CONTENTS

<p style="text-align: center;">**PROSPECTUS SUMMARY**</p>

This summary highlights certain information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information regarding MCG Diversified, Inc. ("MCG" or "the Corporation") and our financial statements and the related notes appearing elsewhere in this prospectus.

The ~~Company~~ Corporation	
Our Business:	We currently provide equipment and furniture leasing alternatives to customers as well as a variety of business services targeting small to mid-size companies. These services include property management services, EDP (electronic data processing) services, billing services, and temporary personnel services. We also provide small businesses with business development services such as writing business plans and providing clients with guidance in implementing those business plans. We anticipate providing our clients with in-depth customized services, such as identifying and helping to solve business development problems, as well as providing marketing ideas and bookkeeping services. We developed our business plan to integrate a variety of administrative, personnel and business development needs to be offered by us. We have conducted surveys and market tests within the Tampa Bay area. We are not seeking to merge or acquire a particular company as a principal strategy in our course of business. We are a development stage company as outlined in the Financial Standards Accounting Board, FAS 7. ——Though we currently rely on three major customers (each providing at least 10% of our revenue), we expect to increase our client base once our business plan is implemented. Lastly, our President, Marguerite Godels, is also the President of one of these major customers, Avalon Development, Inc.
Our State of Organization:	We were incorporated in Florida on December 29, 1993, as MCG Diversified, Inc.

The Offering	
Number of Shares Being Offered:	We are offering 10,000,000 shares of our common stock at $0.04 per share. The selling security holders want to sell up to 168,000 shares of common stock at $0.04 per share. Issuance of these shares to the selling security holders was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended.
Number of Shares Outstanding After the Offering:	168,000 shares of our common stock are issued and outstanding. We have no other securities issued. If we sell all of the 10,000,000 additional shares we are registering, we will have 10,168,000 shares of our common stock issued and outstanding after the offering.

Selected Financial Data

	As of August 31, 2002 (Reviewed)
Balance Sheet	
Total Assets	$ 1,365.06
Total Liabilities	$ 931.00
Stockholders Equity	$ 434.06
Statement of Operations	
Revenue	$ 10,560.00
Total Expense	$ ~~11~~30,~~361~~391.~~94~~78
Net Income (Loss)	($ ~~(801~~19,831.~~94~~78)

RISK FACTORS

Before you invest in our common stock, you should be aware that there are risks, as described below. You should carefully consider these risk factors together with all of the other information included in this prospectus before you decide to purchase shares of our common stock. Any of the following risks could adversely affect our business, financial condition and results of operations. We have incurred substantial losses from inception while realizing limited revenues and we may never generate substantial revenues or be profitable in the future.

Risks Related To the Company

(1) *Our Failure to Raise Additional Capital Will Significantly Limit Our Ability to Conduct Planned Expansion.*

We must raise additional capital to expand operations. Our current working capital of $273.00 will not be sufficient to sustain an expansion. Equipment for us to become fully operational is expensive and maintenance contracts are necessary. Business insurance and workers compensation insurance must be purchased. Working capital for employees and daily operations is also necessary. Capital will be needed for further expansion, meeting competitive pressures or to respond to unanticipated requirements. Without raising additional capital we may not be able to expand operations.

(2) *We May Not Be Able to Fully Implement Our Business Plan Due to Our Lack of Operational Experience.*

We are a development stage company with a limited operational history. We have completed eight years of minimal operations as of December 31, 2001. While the development of policies, procedures and operational methods have been completed, full implementation has not. We must raise capital, acquire property and other operating assets, and develop markets. We must train personnel, establish more sources of supply and develop a research and development program.

In the development stage, our ability to increase revenues is dependent upon our development of our location to its fullest capacity and our negotiating competitive agreements with accounting firms for outsourcing work. We can provide no assurance that we will successfully obtain a significant market share or enter into agreements with accounting firms.

(3) *We Have Generated Minimal Profits Since Inception While Realizing Limited Revenues and We May Never Generate Substantial Revenues or Be Profitable in the Future.*

For each fiscal year since our inception in December 1993, we have generated minimal profits. We have a small profit of $176.00 as of December 31, 2001. We are in our development stage of operations and have historically generated limited revenues. We can provide no assurances that our operations will generate substantial revenues or be profitable in the future.

(4) *We Are Dependent on Key Personnel with No Assurance That They Will Remain with Us:*

Losing Key Personnel Could Mean Losing Key Business Relationships Necessary to Our Success.

Our success will depend to a great extent on retaining the continued services of our President/Director, Marguerite Godels, as well as hiring and training additional employees. There is no assurance that Ms. Godels will remain with the corporation due to the lack of an employment contract. If we lose our key personnel, our business may suffer. We depend substantially on the continued services and performance of Ms. Godels and, in particular, her contacts and relationships, especially within the accounting industry. Ms. Godels is currently a Director.

(5) ***Our Competitors Have Greater Financial, Marketing and Distribution Resources than We Do and If We Are Unable to Compete Effectively with Our Competitors, We Will Not Be Able to Increase Revenues or Generate Profits.***

The market for equipment leasing, accounting services, and business development services is intensely competitive. We have limited operating history in these services. Our minimal business to date has showed the difficulty of penetrating the Tampa Bay area for market share. Gaining customers will be difficult due to our competitor's size and resources.

Our ability to increase revenues and generate profits is directly related to our ability to compete with our competitors. We face competition from competing companies in this same market that have greater financial, marketing, and distribution resources than we have. These greater resources could permit our competitors to implement extensive advertising and promotional programs, which we may not be able to match. We can provide no assurances that we will be able to compete successfully in the future.

(6) ***There Are Critical Relationships Within the Accounting Industry That must Be Developed, and Any Interruption in These Relationships Could Have a Significant Effect on Our Ability to Compete Effectively****.*

Our president, Marguerite Godels, is the spouse of a Certified Public Accountant. Through her husband, she has had the opportunity to meet many accounting professionals. These contacts in the accounting industry are critical to our furture success as we are targeting that specific business segment of the market to which to offer our administrative services. We are reliant upon these contacts as a source of future clients. Should she fail to develop these relationships further or if there is any disruption in these critical business relationships, we would have difficulty generating new contacts and thereby, difficulty competing effectively.

Risks Related To This Offering

(7) ***There Is No Public Market for Our Shares, and There Is No Assurance That One Will Develop Due to the Limited Demand for Stocks In the Business Services We Offer.***

Purchasers of these shares are at risk of no liquidity for their investment. Prior to this offering,

there has been no established trading market for our securities, and there is no assurance that a regular trading market for the securities will develop after completion of this offering. We will be offering shares for sale in a company that has a very limited offering of business services. Due to the limited business services we offer, we anticipate that demand for our shares will not be very high. If a trading market does develop for the securities offered hereby, there is no assurance that it will be sustained. We plan to list the common stock for trading on the over-the-counter ("OTC") Electronic Bulletin Board. Such application will be filed with the National Association of Securities Dealers ("NASD"). We can provide no assurance that such listing will be obtained or that an established market for our common stock will be developed.

(8) *Since We Are Selling up to 10,000,000 Shares of Our Common Stock on a Self-underwritten Basis, Purchasers, If Any, Will Not Have the Benefit of an Underwriter's Due Diligence.*

We are selling up to a maximum of 10,000,000 shares of our common stock on a self-underwritten basis. As a result, purchasers of our common stock will not have the benefit of an underwriter's due diligence, whose task is, among others, to confirm the accuracy of the disclosures made in the prospectus.

We are less likely to sell the shares we are offering on a self-underwritten basis than if we were selling the shares through an underwriter.

By selling our stock on a self-underwritten basis, we will not be able to utilize the services of an underwriter to offer or sell our securities for us in connection with this offering. We will undertake on our own to market and sell the securities to the public. We have not set a minimum with respect to the amount of our securities that we intend to sell. Even if a purchaser buys shares of our common stock, we may not be able to sell any other additional shares proposed for sale pursuant to this offering. If we do not raise a sufficient amount of funds through this offering, we may not be able to adequately contribute proceeds to the research and development of our business, and we may not be able to successfully proceed with our plan of operations. This may cause significant losses and our stockholders may lose all or a substantial portion of their investment.

(9) *Because it May Be Difficult to Effect a Change in Control of MCG Diversified, Inc. Without Current Management Consent, Management May Be Entrenched Even Though Stockholders May Believe Other Management May Be Better and a Potential Suitor Who May Be Willing to Pay a Premium to Acquire Us May Not Attempt to Do So.*

Marguerite Godels, President and Director, currently holds approximately 59.50% of our outstanding voting stock. If only a minimal quantity of our stock is sold during this offering and if Ms. Godels chooses to keep all of her stock (that is, she sells none of her stock during this offering), Ms. Godels could retain her status as a controlling security holder. Such concentration of ownership may have the effect of delaying, deferring or preventing a change in control of us and entrenching current management even though stockholders may believe other management may be better. Potential suitors who otherwise might be willing to pay a premium to acquire us

may decide not to acquire us because it may be difficult to effect a change in control of us without current management's consent. Ms. Godels has the ability to control the outcome on all matters requiring stockholder approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets, and the ability to control our management and affairs.

(10) *The Possible Sales of Shares of Common Stock by Our Selling Security Holders May Have a Significant Adverse Effect on the Market Price of Our Common Stock Should a Market Develop.*

The 168,000 shares of common stock owned by the selling security holders will be registered with the U.S. Securities Exchange Commission. The security holders may sell some or all of their shares immediately after they are registered. In the event that the security holders sell some or all of their shares, the price of our common stock could decrease significantly.

Our ability to raise additional capital through the sale of our stock may be harmed by these competing re-sales of our common stock by the selling security holders. Potential investors may not be interested in purchasing shares of our common stock if the selling security holders are selling their shares of common stock. The selling of stock by the security holders could be interpreted by potential investors as a lack of confidence in us and our ability to develop a stable market for our stock. The price of our common stock could fall if the selling security holders sell substantial amounts of our common stock. These sales may make it more difficult for us to sell equity or equity-related securities in this offering or in the future at a time and price that we deem appropriate because the selling security holders may offer to sell their shares of common stock to potential investors for less than we do.

A NOTE CONCERNING FORWARD-LOOKING STATEMENTS

You should not rely on forward-looking statements in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends," and similar expressions to identify these forward-looking statements. Prospective investors should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by MCG Diversified, Inc. described in "Risk Factors" and elsewhere in this prospectus. For example, a few of the uncertainties that could affect the accuracy of forward-looking statements include:

(a) an abrupt economic change resulting in an unexpected downturn in demand;

(b) governmental restrictions or excessive taxes on imports and exports

(c) over-abundance of companies supplying business center products and services;

(d) economic resources to support the retail promotion of new products and services;

(e) expansion plans, access to potential clients, and advances in technology; and

(f) lack of working capital that could hinder the promotion and distribution of products and services to a broader based business and retail population.

USE OF PROCEEDS

Upon registration with the U.S. Securities Exchange Commission, 168,000 of our outstanding shares of common stock will be eligible for resale under the Securities Act. There is no minimum amount of shares that must be sold during this offering. We do not know the specific amount that will be raised by this offering. All funds raised will go directly to our current bank account. While we will bear the expenses of the registration of the shares, we will not realize any proceeds from any actual resale of the shares of the selling shareholders that might occur in the future. The selling shareholders will receive all proceeds from their resale. We, however, will realize the proceeds from the sale of the registration of 10,000,000 shares to be sold on a self-underwritten basis at $0.04 per share. We estimate that the net proceeds from our sale of 10,000,000 shares of our common stock will be $400,000.

In the event we raise only a nominal amount from the sale of our securities, $25,000 or less, the purchasers of the shares will not have the option of the shares being purchased back to treasury. We will use the proceeds to pay for printing, for any legal and accounting costs that may exist, and to pay secured creditors if any there may be. Any remaining funds will be used towards implementation of our business plan.

We expect to use all of the net proceeds for general corporate purposes, including the costs of this registration, equipment purchases, office improvement, personnel wages, and working capital. The amounts we actually expend for working capital and other purposes may vary and will depend on a number of factors including, but not limited to, the actual net proceeds received, the amount of our future revenues and other factors described under "Risk Factors." Accordingly, our management will retain broad discretion in the allocation of the net process. A portion of the net proceeds may also be used to purchase complimentary businesses assets or technologies. We have no current plans or agreements or commitments with respect to any of these transactions, and we are not currently engaged in any negotiations with respect to any of these transactions.

Management's allocation of proceeds may change in the event accounting firms realize the true benefit to outsourcing low-level work and our business expands rapidly. This would necessitate management allocating funds for rapid expansion versus a longer term approach. Quick expansion requires additional equipment, personnel, insurance, payroll taxes, and normal operating expenses that must be increased. In this scenario, less money would be spent on marketing. Conversely, if it takes more time than anticipated for accounting firms to see the benefit of outsourcing low-level work, more money would be spent on marketing and sales and

less on personnel.

Expansion of sales and marketing activities, strategic alliances or joint ventures, and corporate partnering arrangements will be considered as alternatives for management's discretion. Potential strategic alliances and joint ventures have been determined to be those in the business services industry. Smaller companies that have been supplying services on a limited basis to the Big 5 accounting firms would be ideally suited for a business relationship with us.

Presently management is anticipating funds being used for lease payments for larger space; equipment purchases of computers, copiers, a postage meter, cellular telephones for sales and management personnel; inventory purchases such as stationary and office supplies; miscellaneous office supplies, furniture and equipment necessary to support the office; and employee wages. Table 1.0 shows anticipated use based on raising varying amounts of capital with Table 2.0 providing a further breakdown of the Working Capital expenditures.

Table 1.0 Capital Allocation

Amount of Capital Raised	Offering Expenses	Equipment Purchases	Office Space Improvement	Employee Wages	Working Capital
$100,000	$13,100	$40,000	$15,000	$20,000	$11,900
$200,000	$13,100	$50,000	$15,000	$40,000	$81,900
$300,000	$13,100	$60,000	$15,000	$75,000	$131,900
$400,000	$13,100	$70,000	$15,000	$100,000	$201,900

Table 2.0 Breakdown of Working Capital

Amount of Capital Raised	Working Capital	Allowance for Tax Deposits	Workers Compensation Insurance	Advertising and Marketing Expenses	Travel and Presentation Expenses
$100,000	**$11,900**	$4,000	$1,000	$4,000	$2,900
$200,000	**$81,900**	$8,000	$2,000	$40,000	$31,900
$300,000	**$131,900**	$15,000	$3,000	$75,000	$38,900
$400,000	**$201,900**	$20,000	$5,000	$125,000	$51,900

The above tables refer to the use of proceeds being used exclusively for our current operations in

St. Petersburg, Florida and does not include any immediate facility expansion plans.

Our use of proceeds varies dramatically due to several factors. At only $100,000 of capital raised, we will need minimal working capital. Deposits for employee wages, workers compensation insurance, advertising and marketing expenses as well as corporate travel for client presentations will be minimal. As we raise additional capital, expenditures in these categories expands. Specifically the cost of tax deposits for wages, workers compensation insurance and employee travel and presentation expenses rise for each additional employee we hire. Our expenses for advertising and marketing will rise as we begin to expand our service area from Tampa Bay area to Orlando, Jacksonville and Miami. Management will make a determination of using employee leasing companies in the areas we target or trying to operate from our home base in Tampa Bay. There are costs associated with either scenario that must come from working capital. Because we are targeting one of the professions, the accounting industry, we must have the ability to provide complete, professional presentations that will place us in competition with much larger firms that have the capital to make top-notch presentations.

Management's discretion will be further used when determining whether to automate or hire personnel. Many of our functions such as electronic data processing, bookkeeping, furniture and equipment leasing activities require personnel to perform the functions. Others such as lower end accounting outsourcing require some personnel and more computerized equipment and systems. Management has kept its decision making in the use of working capital broad so it may exercise good judgment in applying management principles to the use of funds.

DETERMINATION OF OFFERING PRICE

The price of the shares we are offering was arbitrarily determined in order for us to raise capital. The offering price bears no relationship whatsoever to our assets or earnings. Among factors considered were:

(a) Our lack of operating history,

(b) The proceeds to be raised by the offering,

(c) The amount of capital to be contributed by purchasers in this offering in proportion to the amount of stock to be retained by our existing shareholders,

(d) Our relative cash requirements, and

(e) Our management expertise.

DILUTION

The issuance of further shares and the eligibility of further issued shares for resale will dilute our common stock and may lower the price of our common stock. If you invest in our common stock, your interest will be diluted to the extent of the difference between the price per share you pay for the common stock and the pro forma as adjusted net tangible book value per share of our common stock at the time of sale. We calculate net tangible book value per share by calculating the total assets less intangible assets and total liabilities, and dividing it by the number of outstanding shares of common stock.

The net tangible book value of our common stock as of December 31, 2001, was $1,236.00 or approximately $0.0074 per share. After giving effect to the sale of 10,000,000 shares of our common stock at a price of $0.04 per share, net tangible book value as adjusted would be $401,236.00 or $0.0395 per share. The result would be an immediate increase in net tangible book value per share of $0.0321 to existing stockholders and an immediate dilution to new investors of $0.0005 per share. "Dilution" is determined by subtracting net tangible book value per share after the offering from the offering price to investors. The following table shows dilution per share based on raising varying amounts of capital from the offering:

Table 3.0 Dilution Per Share

Amount of Shares Sold	Dollar Amount Raised	Dilution Per Share
1,000,000	$ 40,000	$ 0.0353
2,500,000	$ 100,000	$ 0.0379
5,000,000	$ 200,000	$ 0.0389
7,500,000	$ 300,000	$ 0.0393
10,000,000	$ 400,000	$ 0.0395

The following table provides information on the amount paid per share for existing shareholders and the percentages of stock held and the percentage they will hold in the event this entire offering is sold.

Table 4.0 Dilution Comparison of Current Versus New Shareholders

Amount of Securities Sold	Price Paid By Current Shareholders	Percent of Consideration Paid By Current Shareholders	Percent of Securities They Will Own After This Offering	Percent of Consideration Paid By New Shareholders	Percent of Securities Owned By New Shareholders

$ 40,000	$0.001	0.0042%	14.38%	99.9958%	85.62%
$ 100,000	$0.001	0.0017%	6.30%	99.9983%	93.70%
$ 200,000	$0.001	0.0008%	0.0325%	99.9992%	99.9675%
$ 300,000	$0.001	0.0006%	0.0219%	99.9994%	99.9781%
$ 400,000	$0.001	0.0004%	0.0165%	99.9996%	99.9835%

In the future, we may issue additional shares, options and warrants, and we may grant additional stock options to our employees, officers, directors, and consultants under our stock option plan, all of which may further dilute our net tangible book value.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is not quoted or traded on any quotation medium at this time. We intend to apply to have our common stock included for quotation on the NASD OTC Bulletin Board. There can be no assurance that an active trading market for our stock will develop. If our stock is included for quotation on the NASD OTC Bulletin Board, price quotations will reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

Should a market develop for our shares, the trading price of the common stock is likely to be highly volatile and could be subject to wide fluctuations in response to factors such as actual or anticipated variations in quarterly operating results, announcements of technological innovations, new sales formats, or new services by us or our competitors, changes in financial estimates by securities analysts, conditions or trends in Internet or traditional retail markets, changes in the market valuations of other equipment and furniture leasing service providers or accounting related business services, announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, capital commitments, additions or departures of key personnel, sales of common stock and other events or factors, many of which are beyond our control. In addition, the stock market in general, and the market for business services in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These broad market and industry factors may materially adversely affect the market price of the common stock, regardless of our operating performance.

Consequently, future announcements concerning us or our competitors, litigation, or public concerns as to the commercial value of one or more of our products or services may cause the market price of our common stock to fluctuate substantially for reasons which may be unrelated to operating results. These fluctuations, as well as general economic, political and market

conditions, may have a material adverse effect on the market price of our common stock.

At the present time we have no outstanding options or warrants to purchase securities convertible into common stock.

There are 168,000 shares of common stock that could be sold by the selling shareholders according to Rule 144 that we have agreed to register. A brief description of Rule 144 follows:

Rule 144 can only be used with respect to securities of companies which are reporting companies or securities of companies which make appropriate disclosure information generally available to market makers and shareholders. Shares to be sold must generally be held for a period of at least one (1) year for non-affiliates and two years (2) for affiliates. The definition of an "Affiliate" is critical to the operation of Rule 144. An affiliate is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control of the issuer. This rule provides for restrictions on the amount of securities that can be sold by an affiliate during a given period of time.

Cash dividends have been paid during the last three (3) years. In the near future, we intend to retain any earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. The declaration and payment of cash dividends by us are subject to the discretion of our board of directors. Any future determination to pay cash dividends will depend on our results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant at the time by the board of directors. We are not currently subject to any contractual arrangements which restricts our ability to pay cash dividends.

We have eighteen (18) stockholders of record of our common stock as of August 31, 2002.

IMPACT OF THE "PENNY STOCK" RULES ON BUYING OR SELLING OUR COMMON STOCK

The SEC has adopted penny stock regulations which apply to securities traded over-the- counter. These regulations generally define penny stock to be any equity security that has a market price of less than $5.00 per share or an equity security of an issuer with net tangible assets of less than $5,000,000 as indicated in audited financial statements, if the corporation has been in continuous operations for less than three years. Subject to certain limited exceptions, the rules for any transaction involving a penny stock require the delivery, prior to the transaction, of a risk disclosure document prepared by the SEC that contains certain information describing the nature and level of risk associated with investments in the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Monthly account statements must be sent by the broker-dealer disclosing the estimated market value of each penny stock held in the account or indicating that the estimated market value cannot be determined because of the unavailability of

firm quotes. In addition, the rules impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and institutional accredited investors (generally institutions with assets in excess of $5,000,000). These practices require that, prior to the purchase, the broker-dealer determined that transactions in penny stocks were suitable for the purchaser and obtained the purchaser's written consent to the transaction. If a market for our common stock does develop and our shares trade below $5.00 per share, it will be a penny stock. Consequently, the penny stock rules will likely restrict the ability of broker-dealers to sell our shares and will likely affect the ability of purchasers in the offering to sell our shares in the secondary market.

Trading in our common stock will be subject to the "penny stock" rules.

SELLING SECURITY HOLDERS

This prospectus will also be used for the offering of shares of our common stock owned by selling security holders. The selling security holders may offer for sale up to 168,000 of the 168,000 shares of our common stock issued to them at $0.04 per share. Affiliates may sell their shares at $0.04 per share during the duration of this offering. Non-affiliates may sell their shares at $0.04 until our securities become quoted on a securities exchange and thereafter at market prices or in negotiated private transactions. We will not receive any proceeds from such sales. The resale of the securities by the selling security holder is subject to the prospectus delivery and other requirements of the Securities Act. All expenses of this offering are being paid for by us on behalf of selling security holders. The following table sets forth information on our selling security shareholders.

Table 5.0 Selling Security Holders

Name of security holder	Shares beneficially owned prior to registration (1)	Maximum number of shares to be sold pursuant to this prospectus	Percent owned after primary offering is complete (2)	Position, office or other material relationship to the company (if any) within last three years
Marguerite Godels	100,000	100,000	0.98%	President, Director
Jay D. Solomon, P.A.	4,000	4,000	0.04%	Treasurer
Laura L. Larsen	4,000	4,000	0.04%	Secretary
Larry D. Larsen	4,000	4,000	0.04%	Spouse of the Secretary (3)
Jodi Myers	4,000	4,000	0.04%	

Staci Earl	4,000	4,000	0.04%	
Jeff & Karen Mestler	4,000	4,000	0.04%	
Monica Munoz	4,000	4,000	0.04%	
Michael & Diane Jones	4,000	4,000	0.04%	
Christine Foley	4,000	4,000	0.04%	
John H. Adams	4,000	4,000	0.04%	
Laura B. Adams	4,000	4,000	0.04%	
Brian Bell	4,000	4,000	0.04%	Director
Michael Spinelli	4,000	4,000	0.04%	Nephew of President (4)
Roger Spinelli	4,000	4,000	0.04%	Nephew of President (4)
Edith G. Spinelli	4,000	4,000	0.04%	Mother of President (4)
Charles P. Godels, P.A.	4,000	4,000	0.04%	Spouse of the President (5)
Dale Salmon	4,000	4,000	0.04%	Director

(1) Due to a change in par value from $1.00 to $0.001 the number of shares held by each shareholder increased. On March 27, 2002 the par value of the stock was changed from $1.00 to $0.001. As a result of this change a forward increase in the shares was executed for all the shareholders.

(2) The percentage held in the event we sell all of the 10,000,000 shares in the Primary Offering and the Selling Security Holders sell none of the 168,000 shares in the Resale Offering.

(3) Larry D. Larsen, has sole voting and dispositive rights over his shares and should be considered an affiliate due to his relationship to Ms. Laura Larsen, our Secretary.

(4) Michael, Roger and Edith Spinelli have sole voting and dispositive rights over their shares and should be considered affiliates due to their relationships to Ms. Marguerite Godels, our President.

(5) Charles P. Godels, P.A., has sole voting and dispositive rights over his shares and should be considered an affiliate due to his relationship to Ms. Marguerite Godels, our President.

All of the shares offered by this prospectus may be offered for resale, from time to time, by the selling shareholders, pursuant to this prospectus, in one or more private or negotiated transactions, in open market transactions in the over-the-counter market, or otherwise, or by a combination of these methods, at fixed prices that may be changed, at negotiated prices, or otherwise. The selling shareholders may effect these transactions by selling their shares directly to one or more purchasers or to or through broker-dealers or agents. The compensation to a particular broker-dealer or agent may be in excess of customary commissions. Each of the selling shareholders may be deemed an "underwriter" within the meaning of the Securities Act in connection with each sale of shares. The selling shareholders will pay all commissions, transfer taxes and other expenses associated with their sales.

PLAN OF DISTRIBUTION

Primary Offering

We are registering 10,000,000 shares of our common stock, which will be offered and sold on a "self-underwritten" basis by us, using our officers, directors, or, at our discretion, by participating broker/dealers licensed by the National Association of Securities Dealers, Inc. We have executed no agreements with any broker-dealers with the respect to the offering of these shares as of the date of this prospectus. In the event we enter into any such agreement with a broker-dealer, we will file a post-effective amendment to disclose any such arrangement. Additionally, the broker-dealer must obtain a no objection position on the terms of the underwriting compensation from the NASD (National Association of Securities Dealers, Inc.) corporate finance department prior to any participation by the broker-dealer. There is no minimum investment requirement and funds received by us from this offering will not be placed into an escrow account. Our common stock is not currently listed on or traded in any national quotation medium. The offering price of $0.04 per share is based upon the decision of the current management team. We reserve the right to reject any subscription in whole or in part, for any reason or for no reason.

Our stock will be sold by Marguerite Godels, President/Director, on a self-underwritten basis. When our Registration Statement is effective, we plan to distribute our prospectus to individuals who have inquired about us and the availability of shares. We will be selling directly to individuals who have read fully our prospectus and have had sufficient information and time to make a prudent investment decision. Shares will be sold on a no minimum basis with the 10,000,000 shares offered in the primary offering being the maximum number of shares to be sold. Our Officers and Directors will be prohibited from selling their shares until the primary offering of 10,000,000 shares is sold.

There can be no assurance that we will sell any or all of the offered shares.

Resale Offering

The selling security holders, or their pledgees, donees, transferees, or any of their successors in

interest selling shares received from the selling security holders as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus (all of whom may be selling security holders), may sell their shares of common stock from time to time on any stock exchange or automated inter-dealer quotation system on which our common stock may be listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, or at prices otherwise negotiated. In a post-effective amendment to this registration we will disclose pledgees, donees and other transferees of the selling security holders, if any, as selling security holders. The selling security holders may sell their shares of common stock by one or more of the following methods, without limitation:

(a) block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

(b) purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

(c) ordinary brokerage transactions and transactions in which the broker solicits purchases;

(d) privately negotiated transactions;

(e) short sales;

(f) through the distribution of the shares by the selling security holder to its partners, members or stockholders;

(g) one or more underwritten offerings on a firm commitment or self-underwritten basis; and

(h) any combination of any of these methods of sale.

In the event any of our selling security holders agree to sell their shares to a broker-dealer as a principal and the broker-dealer acts as an underwriter, we will file a post-effective amendment to our registration statement disclosing the name of the broker-dealer, providing information on the plan of distribution, and reflecting any other necessary changes. Any broker-dealer that will be involved must seek and obtain clearance of the underwriting compensation and arrangements from the NASD (National Association of Securities Dealers) Corporate Finance Department prior to the sale of any securities by the broker-dealer.

The selling security holders may also transfer their shares by gift.

We do not know of any arrangements by the selling security holders for the sale of any of their shares. The selling security holders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the shares. These brokers, dealers or underwriters may act as principals, or as an agent of the selling security holders. Broker-dealers may agree with the selling security holders to sell a specified number of

the shares at a stipulated price per share. If a broker-dealer is unable to sell shares acting as agent for the selling security holders, it may purchase as principal any unsold shares at the stipulated price. Broker-dealers that acquire shares as principals may thereafter resell the shares from time to time in transactions on any stock exchange or automated interdealer quotation system on which the shares are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

The selling security holders may also sell their shares in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus, regardless of whether the shares are covered by this prospectus. From time to time, the selling security holders may pledge, hypothecate, or grant a security interest in some or all of the shares owned by them. The pledgees, secured parties, or persons to whom the shares have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling security holders. The number of selling security holders' shares offered under this prospectus will decrease as and when they take such action. The plan of distribution for the selling security holders' shares will otherwise remain unchanged. In addition, a selling security holder may, from time to time, sell the shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover short sales.

The selling security holders and any broker-dealers participating in the distributions of the shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any profit on the sale of shares by the selling security holders and any commissions or discounts given to any such broker-dealer may be deemed to be underwriting commissions or discounts.

There can be no assurance that the selling security holders will sell any or all of the offered shares.

Under the Securities Exchange Act of 1934 and the regulations thereunder, any person engaged in a distribution of the shares of our common stock offered by this prospectus may not simultaneously engage in market making activities with respect to our common stock during the applicable "cooling off" periods prior to the commencement of such distribution. Also, the selling security holders are subject to applicable provisions that limit the timing of purchases and sales of our common stock by the selling security holders.

We have informed the selling security holders that, during such time as they may be engaged in a distribution of any of the shares we are registering with the U.S. Securities Exchange Commission, they are required to comply with Regulation M. In general, Regulation M precludes the selling security holders, any affiliated purchasers, and any broker-dealer or other person who participates in a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete. Regulation M defines a "distribution" as an offering of securities that is distinguished from ordinary trading activities by the magnitude of the offering and the presence of special selling efforts and selling methods. Regulation M also defines a "distribution

participant" as an underwriter, prospective underwriter, broker, dealer, or other person who has agreed to participate or who is participating in a distribution.

Regulation M prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security, except as specifically permitted by Rule 104 of Regulation M. These stabilizing transactions may cause the price of our common stock to be more than it would otherwise be in the absence of these transactions. We have informed the selling security holders that stabilizing transactions permitted by Regulation M allow bids to purchase our common stock if the stabilizing bids do not exceed a specified maximum. Regulation M specifically prohibits stabilizing that is the result of fraudulent, manipulative, or deceptive practices. The selling security holders and distribution participants are required to consult with their own legal counsel to ensure compliance with Regulation M.

DESCRIPTION OF BUSINESS

Business Development

We were incorporated as MCG Diversified, Inc. on December 29, 1993, under the laws of the State of Florida. We amended our Articles of Incorporation on March 21, 2002 changing the par value of our stock and the total authorized capital stock. Since inception, we have engaged in providing equipment and furniture leasing and have expanded into other business services as our business plan developed.

Currently, we offer professional business services, such as leasing office equipment and furniture, outsourcing administrative support and bookkeeping services, and providing small business development services, such as writing business plans and giving guidance in implementing those business plans, identifying and helping to solve business development problems, and generating marketing ideas.

Initially we pursued leasing office equipment and furniture and placed several leases for furniture and computer equipment shortly after commencing operations. During the course of operating the leasing business, we discovered that many of the companies that were seeking alternatives to satisfy their equipment and furniture needs were also seeking economical alternatives to satisfy their administrative and personnel needs. Accordingly, in 1994 we began to expand our revenue generating activities to include a variety of administrative support services.

By 1998 we were deriving all of our revenue from our administrative support services. Our continued pursuit of business drove us to seek to expand our customer base. We began to target a specific business market segment — the accounting industry, and we identified a specific niche — the outsourcing of low-level accounting work for Certified Public Accounting ("CPA") firms. Due to our ability to provide strong administrative services, we discovered we could offer additional services in the business development arena such as writing business plans and providing clients with guidance in implementing those business plans. We now offer our clients in-depth customized services, such as identifying and helping to solve business development problems, providing marketing ideas, and offering bookkeeping services. Thus, we have chosen to limit our target markets: the accounting industry for administrative support services and small to mid-size development stage companies for business development services.

Our Business

(1) Principal Products or Services and Their Markets

We provide small companies with professional business services, such as accounting services, equipment and furniture leasing services, administrative support services, and also business development services. The professional business services we offer are those services that are generally not the mission of the small business client but are necessary to run an effective small business. ~~For example, the~~The accounting services we offer include daily bookkeeping services and low-level accounting services. We offer leases for computer equipment, desks, chairs,

tables, and other office necessities. The specific type of office equipment or furniture to be leased is selected from the hundreds of choices available from the many office equipment and furniture vendors in the area. We then assist in the preparation of the necessary lease documents required of the vendor. Delivery of the furniture and equipment is made directly to the client upon approval of the lease terms. The administrative support services we provide include:

(a) Electronic Data Processing (EDP) Services

(b) Payroll Processing Services

(c) Property Management Services

(d) Check Writing Services

(e) Personnel Scheduling

(f) Maintenance Scheduling

(g) Messenger Services

Table 6.0 provides the historical picture of revenue generated from these services.

Table 6.0 Sources of Revenue Since the Year 2000

		Revenue		
Professional Services (1)	**Hourly Billing Rate**	**Year Ending 12/31/00**	**Year Ending 12/31/01**	**Eight Months Ending 08/31/02**
Administrative Support (2)	$50/hour	$8,000.00	$10,400.00	$8,460.00
Property Management (3)	$50/hour	$0.00	$3,900.00	$2,100.00
Total		**$8,000.00**	**$14,300.00**	**$10,560.00**

(1) Services are bundled for billing purposes; in otherwords, each service is not billed individually, but rather offered as a bundle of services and billed as a package, such as Administrative Support.

(2) These services include, among others, payroll processing, check writing, scheduling, courier services, filing.

(3) These services include, among others, procuring supplies, paying bills, handling sales tax filings, filing, maintaining books.

The business development services we offer include writing business plans, assisting in business plan implementation, developing marketing ideas, among others. Clients are led through a thorough process that gives the client's management team an opportunity to not only describe what is currently done within the company, but to develop the company's mission and focus. Because we cater to smaller businesses, we are able to provide in-depth, customized services.

We provide small businesses with tailored, professionally written business plans. We also provide guidance and suggestions to businesses thereby allowing their management team to focus on the goals of their particular business, both present and future. Through the process of developing a business plan, we assist our clients in evaluating their options and in choosing a course of action. We also help our clients in implementing their business plan. We believe a well-written business plan (a) helps clients to clarify, focus and research their business development and prospects; (b) provides a considered and logical three-to-five year framework to develop and pursue business strategies; and (c) offers a benchmark against which actual performance can be measured and evaluated.

We believe that each business is unique, and, therefore, each requires a tailored business plan to achieve desired results. We believe that a structured, well-written business plan can provide a business with valuable focus. We begin most business plans with a conservative, time-tested structure, then customize the final product to suit the individual client's business and goals. We strive to make each business plan a realistic account of the expectations and long-term objectives of the particular client, whether the client is an established business or a new venture.

We also provide ongoing business development consulting services. Because we believe that a sound business plan is merely the first step to achieving a company's goals, we try to facilitate and foster the implementation of the ideas that are generated during the writing of the business plan. We believe that our clients benefit from an "outside view" of their operations. This perspective, we believe, provides them with an unbiased opinion about their business and how they can change existing structures to improve their overall efficiency and bottom line. We strive to evaluate our clients' strengths and weaknesses, while assisting in targeting key areas for operational improvements or changing overall strategy to accommodate particular business objectives. As small businesses are challenged to remain competitive in a marketplace characterized by large, well capitalized competitors, we believe our services will become increasingly important. We believe that through our focused guidance, a smaller company can compete with its larger competitors.

The following is a partial list of topics that we address upon request:

(a) Equipment and Furniture Needs

(b) Personnel and Administrative Needs

(c) Low-Level Accounting Needs

(d) Company Mission and Goals

(e) Short and Long-Term Strategic Planning

We also found that there are small companies which do not want to be bothered with the responsibility of maintaining their own books because they do not have the staff or the desire to hire the staff to perform the work. Thus, we also offer our clients daily bookkeeping services, if needed. We believe that this allows professionals to concentrate on what they do best without worrying whether they have made the correct accounting entries.

(2) Distribution Methods of the Services

The primary delivery of products and services will be through a regional location in St. Petersburg, Florida. Convenient to the Tampa Bay business market, the professional business administrative and development services will be marketed through specific business advertising and strong business to business sales. As a direct result of the strong networking by the President, Marguerite Godels, business leads to larger local CPA firms, regional CPA firms, and the Big 5 accounting firms will be a primary avenue to generate business. Ms. Godels is the spouse of a Certified Public Accountant who has been practicing in Tampa Bay for over fifteen (21) years. Through her husband, she has had the opportunity to meet many accounting and business professionals and has developed a relationship throughout Tampa Bay with many of these same people. Ms. Godels currently provides the necessary labor for all the services offered. Since we are in the development stage, the demand on her time is minimal. In the future we plan to utilize employee leasing companies, where possible, to avoid the heavy burden for full-time staff manpower.

We anticipate that we will not provide services to out-of-state clients until, and unless, we are able to expand our operations. As mentioned above, our present offices are located in downtown St. Petersburg, Florida, on a major east/west artery. They are housed in a free-standing building owned by Avalon Development Enterprises, Inc. Ms. Godels is the President of this company also. Our location gives us the ability to serve the larger local CPA firms, regional CPA firms, and the Big 5 accounting firms in St. Petersburg as well as Tampa. The building is a class A building that we believe provides the appropriate corporate image for our client base.

(3) Status of Any Publicly Announced New Product or Service.

We have not developed any new or unique products or services that would make us stand above our competition. Instead, we have chosen to refine the services that fall within our capability. While the Internet has provided a new tool for advertising and customer interface, there has been no significant change in services we provide.

(4) Our Competition

In order to compete effectively in the professional business administrative and development industries, a company must provide a wide range of quality services and products at a reasonable cost. The administrative services market, as a whole, is characterized by intense competition with a large number of companies offering or seeking to develop services and products that will

compete with those that we offer. It is our belief, based upon our experience, that the failure rate of small businesses indicates that far too many entrepreneurs begin operations prior to having the skills and knowledge necessary for the day-to-day business operations. As a result, we developed our individualized approach to offering business development services targeting the small business strategic area. Business consulting firms have also responded to small business needs and are formulating and implementing new strategies, including developing ancillary products and services as well as engaging in target marketing programs.

The not-for-profit sector has responded, too. SCORE, the Service Corps of Retired Executives for counseling and training, is a non-profit national organization, which provides business counseling for small businesses. They provide their limited services free of charge with many available at their national website, www.score.org.

Our ability to provide subjective, personalized assistance, as well as objective assistance takes our services one step beyond SCORE and their offerings. Not only do we provide guidance, we can provide any needed services. The small business owner often has minimal knowledge regarding preparation and implementation of business plans, marketing and sales initiatives, and the necessary administrative services and, we believe, often needs a more personal, hands-on approach.

It is our opinion that we fill a unique niche by providing our services to small and medium development stage companies whereas most of our competitors provide similar services to large companies. Our competition includes both localized business consultants and accounting firms that provide business consulting services, such as Eide Bailly, Brady Martz & Associates. The small, localized business consulting services primarily operate within their own geographic confines and do not directly compete with us in the geographic area within which we currently operate. We believe we compete favorably with the accounting firms that provide services similar to ours because those firms still focus on providing accounting services, not the ancillary business consulting services. Our focus is the latter – the business consulting services.

Many of our competitors have greater financial resources than we have, enabling them to finance acquisition and development opportunities or develop and support their own operations. In addition, many of these companies can offer bundled, value-added, or additional services not provided by us. Many may also have greater name recognition. Our competitors may have the luxury of sacrificing profitability in order to capture a greater portion of the market for business consulting activities. They may also be in a position to pay higher prices than we would for the same expansion and development opportunities. Consequently, we may encounter significant competition in our efforts to achieve our internal and external growth objectives.

Our competitors have methods of operation that have been proven over time to be successful. Their ability to operate at a profit with experienced management places us at a disadvantage. Our methods of operation have not been proven to be successful.

(5) Sources and Availability of Raw Materials

We provide services and, as a result, we have no issues with raw materials and the dependence on any specific suppliers. Our only potential dependence would be on personnel. The availability of personnel with the education and experience we need does not seem to be critical at this time. As a result of the downturn in the economy and recent layoffs from accounting firms, the quality of the pool from which we draw our workforce is quite good. The relationships we developed with accounting firms and small businesses have resulted in a steady number of qualified applicants being referred to us. This has made any active recruiting of personnel unnecessary.

The finished goods necessary to offer office equipment and furniture leasing include computer systems and other office equipment and furniture. However, there are hundreds of suppliers of such equipment and furniture. Therefore, we do not see a critical dependence on any supplier(s) that could adversly effect our operations.

(6) Dependence on Limited Customers

We currently rely on three major customers (each providing at least 10% of our revenue); however, we expect to increase our client base once our business plan is implemented. While our target markets, small businesses and the accounting industry, are limited in the sense that they are not unlimited, we do not have to rely on ~~any one or~~ just a few major customers for business. There are over 200 potential customers in the Tampa Bay area. Our ability to provide services to this many customers will be possible in the future only if we raise additional capital. For purposes of disclosure, is should be noted that our President, Marguerite Godels, is also the President of one of our major customers discussed above, Avalon Development, Inc.

(7) Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts

At the present time we do not own or have any domain names, patents, trademarks, licenses (other than the usual business license), franchises, concessions, royalty agreements or labor contracts. However, in the future, our success may depend in part upon our ability to preserve our trade secrets, obtain and maintain patent protection for our technologies, products and processes, and operate without infringing upon the proprietary rights of other parties. However, we may rely on certain proprietary technologies, trade secrets, and know-how that are not patentable. Although we may take action to protect our unpatented trade secrets and our proprietary information, in part, by the use of confidentiality agreements with our employees, consultants and certain of our contractors, we cannot guaranty that:

(a) these agreements will not be breached;

(b) we would have adequate remedies for any breach; or

(c) our proprietary trade secrets and know-how will not otherwise become known or be independently developed or discovered by competitors.

We cannot guaranty that our actions will be sufficient to prevent imitation or duplication of either

our products and services by others or prevent others from claiming violations of their trade secrets and proprietary rights.

(8) Need for Government Approval of Principal Products or Services

None of the services we offer require government approval.

(9) Government Regulation

As a business services supplier, we are subject to a limited variety of local, state, and federal regulations. While we believe that our operations are in compliance with all applicable regulations, there can be no assurances that from time to time unintentional violations of such regulations will not occur. We are subject to federal, state and local laws and regulations applied to businesses, such as payroll taxes on the state and federal levels. In general, our administrative and consulting activities are subject to local business licensing requirements.

Internet access and online services are not subject to direct regulation in the United States. Changes in the laws and regulations relating to the telecommunications and media industry, however, could impact our business. For example, the Federal Communications Commission could begin to regulate the Internet and online services industry, which could result in increased costs for us. The laws and regulations applicable to the Internet and to our services are evolving and unclear and could damage our business. There are currently few laws or regulations directly applicable to access to, or commerce on, the Internet. Due to the increasing popularity and use of the Internet, it is possible that laws and regulations may be adopted, covering issues such as user privacy, defamation, pricing, taxation, content regulation, quality of products and services, and intellectual property ownership and infringement. Such legislation could expose us to substantial liability as well as dampen the growth in use of the Internet, decrease the acceptance of the Internet as a communications and commercial medium, or require us to incur significant expenses in complying with any new regulations.

(10) Research and Development During Last Two Fiscal Years

During the last two fiscal years no money was spent on research and development. We have, however, spent minimal monies on website development.

(11) Cost and Effects of Compliance with Environmental Laws

As a business services supplier, we are not subject to any federal, state or local environmental laws.

(12) Our Employees

As of August 31, 2002, we had one full time employee, Ms. Marguerite Godels. As our founder and President, Ms. Godels currently provides her time as our only employee, paid on an irregular basis. Ms. Godels currently provides the strategic direction and the necessary labor to support the

operation.

We currently have no key employees, other than Marguerite Godels our President/Director and Laura L. Larsen our Secretary. Neither Ms. Godels nor Ms. Larsen is receiving pay or other stock benefits for her performance. There are also no key consulting contracts with any individuals or companies at this time.

Where possible, we plan to utilize employee leasing companies in the future to avoid the heavy burden for full-time staff manpower. This will allow us to shift the burden of payroll taxes and workers compensation insurance to the employee leasing company. A local employee leasing firm has indicated that as a result of the fallout from the Enron debacle, there is a high quality market of individuals with accounting and business services background from which we will be able draw sufficient talent to provide our services. We have had many potential candidates applying for employment as a direct result of referrals from accounting firms.

By utilizing an employee leasing company we can target specific types of employees with which we intend to augment our staff. Talent such as Business Consultant/Coach, Business Writer, Financial/Accounting Technician, and Marketing Representatives can be supplied through a leasing company.

We do not believe that there is a critical need for a specific type of candidate we would use in our business. By contracting for services as we need them for a particular job, we can reduce labor costs.

Reports to Security Holders

We will file reports and other information with the U.S. Securities and Exchange Commission ("SEC"). You may read and copy any document that we file at the SEC's public reference facilities at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for more information about its public reference facilities. Our SEC filings will be available to you free of charge at the SEC's web site at <www.sec.gov>.

We are not required by the Nevada Revised Statutes to provide annual reports. At the request of a shareholder, we will send a copy of an annual report to include audited financial statements. In the event we become a reporting company with the SEC, we will file all necessary quarterly and annual reports.


LEGAL PROCEEDINGS


We are not currently a party to any legal proceedings nor are any contemplated by us at this time.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

To the best of our knowledge there are no transactions involving any director, executive officer, any nominee for election as a director or officer or any security holder who is a beneficial owner or any member of the immediate family of the same other than the following:

-*Marguerite Godels*, is our President and a Director. She is the President of this corporation as well as the President of Avalon Development Enterprises, Inc. ("Avalon"). She controls 59.50% of the stock in MCG as well as 50% of the stock in Avalon. Avalon has no employees other than Ms. Godels and owns the building which currently houses our corporate office. MCG provides property management services to Avalon, in an arm's length transaction, at the rate of $300.00 per month for property management services. This is a fair market value of the services in the Tampa Bay area.

-*Charles Godels*, a selling security holder, is the husband of our President, Marguerite Godels. Mr. Godels owns 50% of the stock of Avalon, but is not an employee of Avalon. Mr. Godels has sole voting and dispositive rights over his shares.

-*Larry D. Larsen*, a selling security holder, is the husband of the current Secretary of the Corporation, Laura L. Larsen. Mr. Larsen has sole voting and dispositive rights over his shares.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

The following plan of operation, management's discussion and analysis of financial condition, and results of operations should be read in conjunction with our financial statements and notes thereto contained elsewhere in this prospectus.

Plan of Operation

General

We currently derive all of our revenues and income pursuant to MCG Diversified, Inc.'s operations, which are located in the Tampa Bay area of Florida. While the current economic environment in the United States is below that of the prior six years, we believe that the economy will improve and our operations will improve accordingly. Should the economic conditions not improve, we would likely have limited financial resources to continue operations. We do not anticipate revenues from our operations to increase significantly until the fiscal year ending December 31, 2003. If for any reason (or for no reason) our operations do not continue to grow, or business is less than anticipated, such result would have a material adverse effect on us.

We are currently seeking to attract a Chief Executive Officer ("CEO") with experience in the administrative support services industry. It is this strategic experience that we believe will allow us to fully develop our business. By using an individual with prior administrative support services experience we hope to develop a stronger client base. Our current officers and directors are speaking with individuals in the immediate Tampa Bay area. At present, we have not identified any individuals with the requisite background in the administrative support services industry that would be available. We are expanding our search to related industries such as service companies in retail packing and shipping and multiple outlet retail sales such as national clothing outlets.

~~The~~Presently, the cash necessary to support our business plan implementation is being supplied by the ~~current~~ operations. ~~Our cash generated presently~~However, this is only enough to sustain the business in its current manner and is not sufficient for the full implementation of the business plan, specifically, ~~increasing~~expanding the business development/consulting services. We believe that further cash will be needed to expand operations. We could need to raise as much as $400,000.00 to support expansion operations over the next twelve months. (Please see the Use of Proceeds section above for a detailed use of funds.)

Management has not determined the exact extent of business opportunity in the Tampa Bay area due to the lack of financial information procurable from our competitors. Our business has not increased in the year 2002 due to our inability to move forward while our Registration Statement is being reviewed by the U.S. Securities Exchange Commission. Any unforeseen events such as happened on September 11, 2001 could also adversely affect our business. The cost of equipment, technology, and labor could increase and directly affect our ability to be profitable. Tampa Bay is an area highly dependent on tourism, an industry experiencing a down turn after

September 11, 2001. In our efforts to stay abreast of our changing business climate, we subscribe to publications that are general to the business climate in Tampa Bay as well as industry specific publications.

Our Business

Presently our President, Marguerite Godels, provides the necessary services to our clients. She has been actively developing her skills since inception to provide leadership for employees that will be hired when we have the necessary capital. The services we provide, professional business services, such as accounting services, equipment and furniture leasing services, and administrative support services, and business development services have been provided on a limited basis due to the development of the business plan as well as the lack of capital.

We hope to establish new headquarters by January 2003. We then plan to expand our services to other cities in Florida in the fourth quarter of 2003 or the first quarter of 2004. We believe it is critical to have a presence in the major Florida cities so that we can work effectively with local banks and lending institutions, as well as provide quality service to clients in those locations. We anticipate that physical staffing in these locations would not occur until third-quarter 2004 at which time we would staff each satellite location with individuals experienced in marketing, consulting, accounting, business operations and computers. We also intend to staff those locations with a clerical assistant.

We anticipate that the funds from this offering, assuming that we sell all the offered shares, will provide us sufficient capital for the next twelve months. We plan to raise additional funds either through subsequent offerings of our shares or through other financing arrangements, such as borrowings. There is no guarantee that we will be able to raise funds in addition to the funds we raise in this offering, if any. If we are not able to raise additional funds, we will likely not be able to expand our operations.

We compete with traditional "brick and mortar" providers of professional business services. Once our website is operational, however, we will also compete with other Internet-based companies and businesses that have developed and are in the process of developing competing websites. We cannot guaranty that other websites or functionally similar services have not been developed or are not in development. Many of these Internet-based competitors have greater financial and other resources, and more experience in research and development, than we have. Our website will be developed by a local web design firm and designed to target the small business owner, specifically addressing their needs as they relate to the outsourcing of staff functions, bookkeeping, marketing and sales. We intend to have a user-friendly website which provides prospective clients with a complete listing of our available services and pages dedicated to relevant topics of interest to small businesses. We will offer services targeting the entrepreneur who has yet to start his/her business and needs assistance in preparing a business plan as well as the necessary financials or pro formas. We plan to design our website to allow current and potential clients to ask our "Business Consultant" introductory questions via e-mail. We believe that interchange will allow us to tailor our services to each particular client. For those potential clients who have needs that we cannot fulfill, we are building a referral network to further

entrench us in the business community in Tampa Bay. We do not expect to have this website operational until we secure additional capital. We anticipate that we will use a portion of the proceeds from this offering to develop our website. However, as of the date of this prospectus, our website has not moved beyond the mere discussion phase as we currently lack the necessary funds to begin development of our website. We do believe that it can be fully operational within thirty days after securing funds. We will hire an employee who will design and maintain our website and provide continual updates to our site with the most current information for our potential clients. Assuming our proposed website becomes operational, we expect to next focus on expanding the scope of our Internet presence. We hope to achieve such expansion by registering with major search engines with the goal of placing our website at the top of search results. This typically requires pre-funding with certain search engines. We do not currently have adequate financial resources to conduct such registration.

(i) How long can we satisfy our cash requirements and will we need to raise additional funds in the next 12 months?

Our Plan of Operation for the next twelve months is to implement our business plan so we can establish new corporate headquarters, hire additional staff, and expand our services to other areas of Florida. Specifically, we plan on expanding our services into Miami, Florida in or around fourth quarter 2003. We also plan to offer our services in Orlando, Florida in or around first quarter 2004. We would operate from the one physical facility in St. Petersburg and travel to the new service areas. We anticipate that we will use the funds raised in this offering and revenues generated to fund equipment purchases and office improvement and for marketing activities and working capital. Our failure to market and promote our services will harm our business and future financial performance. If we are unable to expand our operations within the next twelve months, we will likely fail to increase our revenues.

We cannot guaranty that additional funding will be available on favorable terms, if at all. If adequate funds are not available, then we may not be able to expand our operations. If adequate funds are not available, we believe that our officers and directors will contribute funds to pay for some of our expenses. However, we have not made any arrangements or agreements with our officers and directors regarding such advancement of funds. We do not know whether we will issue stock for the loans or whether we will merely prepare and sign promissory notes. If we are forced to seek funds from our officers or directors, we will negotiate the specific terms and conditions of such loan when made, if ever. None of our officers or directors is obligated to pay for our expenses. Moreover, none of our officers or directors have specifically agreed to pay our expenses should we need such assistance.

The only agreements of any kind are the monthly agreements for our office space and an agreement with Avalon Development Enterprises for property management services at a rate of $300.00 per month. This is not the only revenue generated by us. This transaction has been constructed as an arms length transaction based on fair market value of these services in the Tampa Bay area.

The implementation of our full business plan is estimated to take approximately 12-18 months. Once we are able to secure funding, implementation will begin immediately. We anticipate 30

days to be in a stage of operational activity to gain additional clients. The major parts of the business plan that will be immediately implemented will be the sales and marketing as well as office equipment and human resource procurement.

(ii) Summary of product research and development

We are not currently nor do we anticipate in the future to be conducting any research and development activities, other than the development of our proposed website and looking into a possible new industry to target for offering our services. However, we do plan to market ourselves aggressively.

(a) Marketing Plan

Our current marketing plan involves positioning ourselves as a business services company targeting both the accounting industry, the Big 5 accounting firms in particular, and small businesses. We intend to retain the services of a public relations company for the development of our brochures, advertising sheets, and public relations.

The extensive advertising needed to produce a major increase in potential business will not be done during the next twelve months. We will use a softer approach and target advertising to grow the business in a controlled way. This will allow us to determine human resource needs and ensure we do not overstaff too early thereby avoiding high labor and benefits costs.

We will utilize a direct marketing person to contact companies to solicit business. Ms. Godels' personal contacts within the accounting industry, we believe, will assist our marketing person in gaining entry to decision makers.

Our target markets and marketing strategy will be fully developed. We will primarily market our services to accounting firms and small and mid-size businesses, which we believe can benefit from our knowledge of the day-to-day requirements of operating a business. Our marketing initiatives will include:

(a) utilizing direct response print advertisements placed primarily in small business, entrepreneurial, and special interest magazines;

(b) links to industry focused websites;

(c) advertising by television, radio, banners, affiliated marketing and direct mail

(d) presence at industry trade shows; and

(e) promoting our services and attracting businesses through our proposed website.

(b) Sales Strategies

- *Power Point Presentation*. We plan to create a flexible Power Point presentation that our

marketing department will use to deliver a professional sales presentation specifically tailored to the needs of our target markets. The presentation will have a core section that is generic to all customer segments as well as specific customer segment modules allowing modification of the presentation for the appropriate audience. Additionally, this Power Point presentation will be the basis for brochures and print advertising layout to ensure we have a consistent look through out all our marketing communications.

- *Capability Brochures*. We expect to create a capability brochure featuring our family of services and products. This will be a high quality brochure with extensive detail.

- *Public Relations and Advertising*. We plan to implement a campaign to obtain media coverage by publishing persuasive news articles and feature stories that increase the awareness of the business services and further the acceptance of our products, services and technologies as the solution to targeted customer segments.

(c) Other Markets

During our eight years of developing our business plan and our small operations we have uncovered another potential target market in addition to the accounting industry: the travel/leisure industry. The entry into the travel/leisure industry appears to be easy and there is a large percentage of these business that are the traditional "mom and pop" operations that likely need assistance with administrative services as well as business planning.

(iii) Any expected purchase or sale of plant and significant equipment?

We do not anticipate purchases of plant or significant equipment other than general office supplies and general office equipment, should we raise sufficient funds to purchase such office equipment. In the event that we expand our customer base, then we may need to hire additional employees or independent contractors. Specifically, if we are able to raise sufficient capital to expand our services and service area and our revenue levels justify such action, we plan on hiring five additional employees over the next 12 months. Accordingly, we are hoping to move to a new, larger location in 2003, however, no locations have been identified at this time, and such move depends upon our securing sufficient capital.

(iv) Employees

As of August 31, 2002 we had one full time employee, Marguerite Godels. As our founder and President, Ms. Godels currently provides her time as our only employee, paid on an irregular basis. We anticipate that we will not hire any additional employees in the next six months unless we generate significant revenues. From time to time, we anticipate using the services of an outside firm for additional website design and development.

With our growth strategy our objective is to expand our operations by adding staff while increasing our market presence in the Tampa Bay area of Florida, and into nearby regions. We anticipate achieving growth by ~~hiring~~leasing additional staff through an employee leasing company, installing computers, and launching a professionally designed website to attract new

clients. We plan to lease or hire individuals with the following strengths:

- *Business Consultant/Coach*: This position will be critical to our expansion. We will seek an individual with experience in business start-ups and turnarounds. We will look for an individual who has experience in consulting and coaching.

- *Business Writer*: This individual will be experienced in writing business plans, proposals, and other types of business writing, and will coordinate and publish a monthly newsletter for our clients.

- *Financial/Accounting Technician*: This individual will have experience in accounting and business operations, and provide bookkeeping and record keeping services to clients.

- *Marketing Representative*: This position requires an individual experienced in marketing to small businesses, writing proposals, and developing and implementing ongoing marketing ideas. This position will be a liaison between us and those institutions which traditionally assist small businesses, such as: banks, legal offices and government agencies.

- *Clerical Assistant*: This individual will perform all daily office tasks including, but not limited to, computer input and bookkeeping.

- *Computer Assistant*: This individual will have web design experience, a working knowledge of computer networks, as well as work with an outside web design firm to establish our proposed website. We believe that our proposed website will be an important tool to expand our area of operations and client base.

Results of Operations

General

During the year ended December 31, 2001, our assets consisted of our inventory and equipment and our revenues were generated from services sold to businesses at large. The following table shows our revenues, expenditures and net income for the years from 1994-2001.

Table 67.0 Revenues, Expenditures and Net Income

YEAR	REVENUE	EXPENSES	NET INCOME
1994	$ 6,551.00	$ 1,200.00	$ 5,351.00
1995	$ 22,856.00	$ 8,328.00	$ 14,528.00
1996	$ 19,004.00	$ 2,217.00	$ 16,787.00
1997	$ 21,320.00	$ 754.00	$ 20,566.00
1998	$ 8,000.00	$ 5,452.00	$ 2,548.00

1999	$ 8,000.00	$ 2,432.00	$ 5,568.00
2000	$ 8,000.00	$ ~~3~~39,375.00	$ ~~625~~($31,375.00)
2001	$ 14,000.00	$ ~~13~~42,~~824~~088.~~00~~87	$ ~~176~~($28,316.~~00~~87)

It should be noted, a portion of the revenue generated from ~~1995~~2001 through 2002 was generated from ~~the company's~~a property management agreement with Avalon Development Enterprises, Inc. ("Avalon"). Our president, Marguerite Godels is a 50% shareholder in Avalon and provides the services required under the agreement to Avalon. This transaction was structured at arms length and the rates charged were and continue to be at fair market value. Mr. Charles Godels is a stockholder in Avalon Development Enterprises, Inc.

Although we are seeking to expand services to areas outside of the Tampa Bay area market, the uncertain economy could have a material adverse effect on such plans. While we have seen limited improvement in the Tampa Bay business economy, we cannot be assured that continued recovery will occur.

Results of Operations For the Period Ended August 31, 2002

During the eight months ended August 31, 2002 ~~MCG Diversified, Inc.~~, we had revenues of approximately $10,560.00. Approximately 20% of this revenue was derived from a related entity, Avalon Development Enterprises, Inc. Our President, Marguerite Godels is also the President of this company and she is a fifty percent (50%) shareholder in Avalon as well as owning fifty-nine percent (59%) of our stock.

We utilized $1,026.94 of cash flow for operating activities. ~~The Company~~We had a ~~$801.94 net loss. The Company~~$19,831.78 net loss including $19,029.84 of noncash expense in executive compensation which was foregone and recognized as contributed capital. We had a net increase of $225.00 in receivables which reduced loss but did not increase cash (not collected at August 31, 2002). Accordingly, this amount is deducted from the net loss in determining cash flows from operations. The net result of these transactions was the above $1,026.94 utilization of cash flows for operating activities.

~~The Company~~We did not have any cash flows from investing activities for the eight months ended August 31, 2002, but did have positive cash flows of $500.00 from financing activities resulting from shareholder loans.

The result of the above activity was net cash decrease of $526.94 for the eight months ended August 31, 2002, which when deducted from $872.00 of cash and cash equivalents at the beginning of the period, resulted in $345.06 of cash and cash equivalents at the end of the period.

We do not foresee any circumstances or events that will have an adverse impact on our operations. We do anticipate an increase in our business based on ~~the implementation of our~~our current business plan and the activities of our officers and directors. Thus, we expect to satisfy

our current cash requirements indefinitely.   However, we will need additional cash to implement the expansion strategy contained in our business plan, which includes expanding the business development/consulting services.

Results of Operations Ended December 31, 2001

~~During~~During the year ending December 31, 2001, we had revenues of approximately $14,000.00, and our costs associated with generating revenues was approximately $42,088.87. After a loss on disposition of equipment and income taxes, this resulted in a net loss of approximately $28,088.87. Approximately 27% of this revenue was derived from a related entity, Avalon Development Enterprises, Inc. Our President, Marguerite Godels is also the President of this company and she is a fifty percent (50%) shareholder in Avalon as well as owning fifty-nine percent (59%) of our stock.

Furthermore, during the year ended December 31, 2001 ~~MCG Diversified, Inc.~~we generated $704.00 of cash flow from operating activities. ~~The Company~~We had ~~$176~~a $28,316.~~00 of~~87 net ~~income~~loss including the recognition of $197.00 of noncash losses on disposition of fixed assets along with $28,492.80 of noncash expense in executive compensation which was foregone and recognized as contributed capital. ~~The Company~~We also had an increase of $331.00 in liabilities (expenses incurred but not paid as of the December 31, 2001 year end) consisting of customer deposits of $300.00 and income taxes payable of $31.00. Since these amounts were deducted in determining net income but did not utilize cash funds (as they were unpaid liabilities at year end), they are added back to net income (just as the above noncash loss on fixed assets) in determining cash flows from operating activities.

~~The Company~~We also received $68.00 for the issuance of additional shares of its common stock as a financing activity.

The result of the above operating and financing activities was net cash flow of $772.00 for the year ended December 31, 2001, which when added to $100.00 of cash and cash equivalents at the beginning of the year, resulted in $872.00 of cash and cash equivalents at the end of the year.

Results of Operations Ended December 31, 2000

During the year ended December 31, 2000 MCG Diversified, Inc. generated ~~$4~~$8,~~625~~000.00 of ~~cash flow~~revenue from operating activities. ~~The Company~~We had ~~$625.00 of~~a negative net income of $31,375.00 including the recognition of ~~$4~~$36,000.00 of noncash expense in executive compensation which was foregone and recognized as contributed capital.

~~The Company~~We also distributed $4,625.00 of dividends to Marguerite Godels, its shareholder as a financing activity.

The result of the above operating and financing activities was net cash flow of $0.00 for the year ended December 31, 2000.

Liquidity & Capital Resources

During the eight months ended August 31, 2002 we had a decrease in cash flow of $526.94 for operating activities and we had a net loss of ~~$801~~$19,831.~~94~~78. We had no cash flows from investing activities or financing activities for the eight months ending August 31, 2002.

The result of the foregoing activities was a net cash decrease of $526.94 for the eight months ending August 31, 2002, which when deducted from the $872.00 of cash and cash equivalents at the beginning of the period, results in $345.06 of cash and cash equivalents at the end of the period.

~~During the three months ended March 31, 2002 we utilized $599.00 of cash flow for operating activities. While we had a net loss of $1,166.00, we had a net increase in deposits of $833.00 which utilized cash but did not increase its loss, and a net increase in receivables which reduced loss but did not increase cash (not collected as of March 31, 2002). Accordingly, these amounts are deducted from the net loss in determining cash flows from operations.~~

~~In addition, we had an increase of $1,700.00 in liabilities (expenses incurred but not paid as of March 31,2002) consisting of a decrease in customer deposits of $300.00 and an increase of $2,000.00 in accrued fees (audit expenses). Since these net amounts were a net reduction in determining net loss but did not utilize cash funds (they were unpaid liabilities at March 31, 2002), they are added back to the net loss in determining cash flows from operating activities.~~

~~The net result of these transactions was a $599.00 utilization of cash flows for operating activities.~~

~~We had no cash flows from investing activities or financing activities for the three months ending March 31, 2002.~~

~~The result of the foregoing activities was a net cash decrease of $599.00 for the three months ending March 31, 2002, which when deducted from the $872.00 of cash and cash equivalents at the beginning of the period, results in $273.00 of cash and cash equivalents at the end of the period.~~

As of December 31, 2001, we generated $704.00 of cash flow from operating activities. We had ~~$176.00 of~~a $28,088.87 net ~~income~~loss including the recognition of $197.00 of noncash losses on the disposition of fixed assets. There was an increase in liabilities of $331.00 (expenses incurred but not paid as of December 31, 2001) consisting of customer deposits of $300.00 and income taxes payable of $31.00. Since these amounts were deducted in determining net income but did not utilize cash funds (they were unpaid liabilities at year end), they are added back to net income in determining cash flows from operating activities.

During the year 2001, we received $68.00 for the issuance of additional shares of common stock as a financing activity.

The result of the operating and financing activities was a net cash flow of $772.00 for the year ended December 31, 2001, which when added to the $100.00 of cash and cash equivalents at the beginning of the year results is $872.00 of cash and cash equivalents at the end of the year 2001.

For the year ended December 31, 2000 we generated $4,625.00 of cash flow from operating activities. We had $625.00 of a negative net income of $31,375.00 including the recognition of $4 $36,000.00 of noncash expense in executive compensation which was foregone and recognized as contributed capital. We distributed $4,625.00 in dividends to our President, Marguerite Godels resulting in a net cash flow of $0.00 for the year ended December 31, 2000.

We believe that the minimal net cash increases increase for the years 2000 and 2001 and the minimal net decrease in cash for the eight months ended August 31, 2002 will not be sufficient to sustain expanded operations and additional funds will be needed to support future business operations when we expand. Consequently, we will seek additional funding through public or private financing or other arrangements. Such additional funding may be financed by bank borrowings, public offerings, or private placements of equity or debt securities, loans with shareholders, or a combination of the foregoing.

It is our belief that our cash flow is only sufficient to sustain our current level of minimal operations. While operations could be sustained for a long time (over twelve months), there would be minimal to be distributed for the efforts of the officers and directors. To begin expansion, funds will need to be brought into the company to permit us to move forward with our expansion. Without these funds, management believes it cannot sustain expanding operations.

Although no assurances can be made, we believe that our expenses will increase proportionately to revenues during the fiscal year ending December 31, 2002.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

The names and ages of our directors and executive officers are set forth below. Our By-Laws provide for not less than one and not more than fifteen directors. All directors are elected annually by the stockholders to serve until the next annual meeting of the stockholders and until their successors are duly elected and qualified.

Table 7 8.0 Directors and Executive Officers

Name	Age	Position
Marguerite Godels	40	President, Chairman of the Board of Directors (1)
Laura L. Larsen	27	Secretary/Director
Jay D. Solomon	45	Treasurer/Director
Brian Bell	36	Director
Dale Salmon	37	Director

(1) This is the first Directorship held by Mrs. Godels.

Background of Executive Officers and Directors

- *Marguerite Godels* has served as our Chairman of the Board of Directors since inception on December 29, 1993. She is the current President and Chief Executive Officer. Prior to the incorporation of MCG Diversified, Inc., Ms. Godels began assisting her husband in a variety of administrative functions in his C.P.A. firm. Upon refinement of her organizational and communication skills, Ms. Godels founded MCG Diversified, Inc. to pursue her ambition for assisting business clients. She has specifically performed and accomplished the following during her tenure as President of MCG Diversified, Inc:

(a) Negotiated agreements with customers;

(b) Acquired assets for lease and negotiated leasing arrangements with customers;

(c) Established and promoted relationships in the business community through various business/social functions critical to expanding the ~~company's~~Company's contacts and customer base;

(d) Performed the actual administrative support, EDP support and property management services for which the Company bills ~~for~~ in generating its actual revenues;

(e) Interfaced with customer management in reviewing performance and restructuring/expanding desired services;

(f) Maintained the Company's books and record keeping; and

(g) Developed the Company's strategy for expansion based on her contacts in the business community.

- *Laura L. Larsen* has served as our Secretary since April 1, 2002. Her career began at Raymond James Financial where she stayed for four years. Independent project assignments, vendor liaison, and support services were her primary responsibilities. Ms. Larsen left Raymond James in October 1996 when she became employed by Anderson, Marois & Associates, a St. Petersburg, Florida social security benefits consulting firm. Here she worked as an office manager and then as a claims representative until January 2001. In addition to managing the general office, Ms. Larsen was responsible for assisting with the preparation of court cases. Since January 2001 she has been an office manager/staff accountant for Godels, Solomon, Barber & Company, LLC Ms. Larsen has her background specifically in administrative functions. She is finishing her education at the University of South Florida now.

- *Jay D. Solomon, C.P.A.*, is a licensed Florida certified public accountant with over 23 years of experience. Since January of 1994 to the present Mr. Solomon has been a partner/CPA in the firm of Godels, Solomon, Barber & Company, LLC. Mr. Solomon's broad experience in public accounting and financial services includes traditional audit and tax services. Health care, cooperative, and medical start-ups are his areas of expertise.

- *Brian Bell*, whose experience spans 18 years in the hospitality industry, became C.E.O. of Capitol Marketing Concepts in 1998 after being their Controller since May of 1995. The Buford,

Georgia native graduated from North Georgia College in 1989 with a degree in Accounting. His position in finance with Stouffer, Renaissance and the Marriott took him to Atlanta, Houston, and Los Angeles prior to coming to St. Petersburg, Florida to negotiate the purchase of the historic Vinoy Resort in 1995. The $93 Million spent restoring the Vinoy to full operation provided jobs for a staff of six hundred. Capitol Marketing Concepts, which had experienced explosive growth, first engaged Mr. Bell to restructure its finance operations. Having completed the task he was named C.E.O./President of Capitol Marketing Concepts, Inc. and its related companies. Consolidating three company locations to a new Capitol owned building, 32,000 square feet, at One Capitol Center was completed on September 30, 2000. The Greater St. Petersburg Chamber of Commerce and the Tampa Business Journal named the company Outstanding Business of the Year on May 16, 2001.

-*Dale Salmon* has been with the U.S. Postal Service since June 1990. While working for the U.S. Postal Service he also became a licensed real estate broker in Florida specializing in relocations and new housing developments, working part-time for the Premier Group as a realtor. Mr. Salmon's long tenure with the federal government is where he developed his administrative skills.

EXECUTIVE COMPENSATION

The following table sets forth information concerning the annual and long-term compensation of our Chief Executive Officer, and the most highly compensated employees and/or executive officers who served at the end of the fiscal years December 31, 2000 and 2001, and whose salary and bonus exceeded $100,000 for the fiscal years ended December 31, 2000 and 2001, for services rendered in all capacities to us. The listed individuals shall be hereinafter referred to as the "Named Executive Officers."

Table 89.0 Summary Compensation Table

(a)	(b)	Annual Compensation			Long-Term Compensation			
		(c)	(d)	(e)	Awards		Payouts	
					(f)	(g)	(h)	(i)
Name and principal position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options/ SARs (#)	LTIP Payouts ($)	All Other Compensation($)
Marguerite Godels (1), President, Chairman of the Board of Directors (6)	1999	-0-	-0-	5,984.00	-0-	-0-	-0-	-0-
	2000	-0-	-0-	440,625.00	-0-	-0-	-0-	-0-
	2001	-0-	-0-	736,507000.13 00	-0-	-0-	-0-	-0-
Laura L. Larsen (2), Secretary	1999	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2000	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2001	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Jay D. Solomon (3), Treasurer	1999	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2000	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2001	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Brian Bell (4), Director	1999	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2000	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2001	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Dale Salmon (5), Director	1999	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2000	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2001	-0-	-0-	-0-	-0-	-0-	-0-	-0-

(1) There is no employment contract with Ms. Godels at this time. Nor are there any agreements for compensation in the future. A salary and stock options and/or warrants program may be developed in the future. The amounts in 1999, 2000, and 2001 represent stock dividends paid to Ms. Godels.

(2) There is no employment contract with Ms. Larsen at this time. Nor are there any agreements for compensation in the future. A salary and stock options and/or warrants program may be developed in the future.

(3) There is no employment contract with Mr. Solomon at this time. Nor are there any agreements for compensation in the future. A salary and stock options and/or warrants program may be developed in the future.

(4) There is no employment contract with Mr. Bell at this time. Nor are there any agreements for compensation in the future. A salary and stock options and/or warrants program may be developed in the future.

(5) There is no employment contract with Mr. Salmon at this time. Nor are there any agreements for compensation in the future. A salary and stock options and/or warrants program may be developed in the future.

(6) The amount in 1999 represents stock dividends paid to Ms. Godels. The amount in 2000 represents $4,625.00 in stock dividends paid to Ms. Godels and $36,000.00 in compensation that was foregone as contributed capital. The amount in 2001 represents $7,507.13 in paid compensation to Ms. Godels and $28,492.87 in compensation that was foregone as contributed capital.

Additional Compensation of Directors

All of our directors are unpaid. Compensation for the future will be determined when and if additional funding is obtained.

Board of Directors and Committees

Currently, our Board of Directors consists of Ms. Godels, Ms. Larsen, Mr. Solomon, Mr. Bell and Mr. Salmon. We are not actively seeking additional board members. At present, the Board of Directors has not established any committees.

Employment Agreements

Currently, we have no employment agreements with any of our Directors or Officers.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information concerning the beneficial ownership of shares of our common stock with respect to stockholders who were known by us to be beneficial owners of more than 5% of our common stock as of August 31, 2002, and our officers and directors, individually and as a group. Unless otherwise indicated, the beneficial owner has sole voting and investment power with respect to such shares of common stock.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission ("SEC") and generally includes voting or investment power with respect to

securities. In accordance with the SEC rules, shares of our common stock which may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the table are deemed beneficially owned by the optionees, if applicable. Subject to community property laws, where applicable, the persons or entities named in Table 5.0 (See "Selling Security Holders") have sole voting and investment power with respect to all shares of our common stock indicated as beneficially owned by them.

Table 910.0 Beneficial Ownership

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class (1)	
		Before Offering	After Offering	Before Offering	After Offering
Common Stock	Marguerite Godels (2) 5950 Bikini Way North St. Petersburg, FL 33706	100,000	100,000	59.52%	0.98%
Common Stock	Laura L. Larsen 7524 17th Lane North St. Petersburg, FL 33702	4,000	4,000	2.38%	0.04%
Common Stock	Jay D. Solomon, P.A. 770 First Avenue North St. Petersburg, FL 33701	4,000	4,000	2.38%	0.04%
Common Stock	Brian Bell 696 First Avenue North, Ste. 400 St. Petersburg, FL 33701	4,000	4,000	2.38%	0.04%
Common Stock	Dale Salmon 5171 98th Avenue North St. Petersburg, FL 33782	4,000	4,000	2.38%	0.04%
Common Stock	All Executive Officers and Directors as a Group (1)	116,000	116,000	69.05%	1.14%

(1) The percentages are based on a Before-Offering total of 168,000 shares of common stock issued and outstanding as of the date of this prospectus and assumes an After-Offering sale of all the additional 10,000,000 shares of common stock and none of the 168,000 shares of our selling security holders' shares.

DESCRIPTION OF SECURITIES

General

The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our Articles of Incorporation, and By-Laws, which are included as

exhibits to the registration statement of which this prospectus forms a part, and by the applicable provisions of Florida law.

We are authorized to issue up to 50,000,000 shares of common stock, $0.001 par value per share, of which 168,000 shares are issued and outstanding.

Common Stock

Subject to the rights of holders of preferred stock, if any, holders of shares of our common stock are entitled to share equally on a per share basis in such dividends as may be declared by our Board of Directors out of funds legally available therefor. There are presently no plans to pay dividends with respect to the shares of our common stock. Upon our liquidation, dissolution or winding up, after payment of creditors and the holders of any of our senior securities, including preferred stock, if any, our assets will be divided pro rata on a per share basis among the holders of the shares of our common stock. The common stock is not subject to any liability for further assessments. There are no conversion or redemption privileges or any sinking fund provisions with respect to the common stock and the common stock is not subject to call. The holders of common stock do not have any pre-emptive or other subscription rights.

Holders of shares of common stock are entitled to cast one vote for each share held at all stockholders' meetings for all purposes, including the election of directors. The common stock does not have cumulative voting rights.

All of the issued and outstanding shares of common stock are fully paid, validly issued and non-assessable as determined by our legal counsel, Diane J. Harrison, Esq. whose opinion appears elsewhere as an exhibit to this prospectus.

Our corporate By-Laws have one anti-takeover provision in them. In Article II, Section 4. we have provided for a staggered Board of Directors. This provision provides for the election of no more than twenty percent (20%) of the Board of Directors in any given year when the total number of Directors exceeds five (5) directors. This prevents the immediate control of the Board of Directors from an incoming shareholder control group or a change in the current control group.

Preferred Stock

We currently have no provisions to issue preferred stock.

Debt Securities

We currently have no provisions to issue debt securities.

Warrants

We currently have no provisions to issue warrants.

Dividend

We paid cash dividends on our common stock in the amounts of $5984.00, $4,625.00, and $7507.13 to our President, Marguerite Godels in the years 1999, 2000, and 2001 respectively. We anticipate that any earnings, in the foreseeable future, will be retained for development and expansion of our business and we do not anticipate paying any further cash dividends in the near future. Our Board of Directors has sole discretion to pay cash dividends with respect to our common stock based on our financial condition, results of operations, capital requirements, contractual obligations, and other relevant factors.

Shares Eligible for Future Resale

Upon the effectiveness of the registration statement, of which this prospectus forms a part, we will have 168,000 outstanding common shares registered for resale by the selling shareholders in accordance with the Securities Act of 1933 and there will be 10,000,000 outstanding shares registered for sale by us in accordance with the Securities Act of 1933.

Prior to this registration, no public trading market has existed for shares of our common stock. The sale, or availability for sale, of substantial amounts of common stock in the public trading market could adversely affect the market prices for our common stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Signature Stock Transfer, Inc., 14675 Midway Road, Suite 221, Addison, Texas 75001.

INTEREST OF NAMED EXPERTS AND COUNSEL

Randall N. Drake, C.P.A., independent certified public accountant, whose reports appear elsewhere in this registration statement, was paid in cash for services rendered. Therefore, he has no direct or indirect interest in us. Mr. Drake's report is given based on his authority as an expert in accounting and auditing.

Diane J. Harrison, Esq., is the counsel who has given an opinion on the validity of the securities being registered which appears elsewhere in this registration statement has no direct or indirect interest in us

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Articles of Incorporation do not include a provision automatically indemnifying a director, officer or control person of the corporation or its stockholders for any liability asserted against

him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such.

Our By-Laws, Article X, Section 3, do permit us to indemnify any Director, Officer, agent or employee as to those liabilities and on those terms and conditions as appropriate and to purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of MCG Diversified, Inc. pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is unenforceable.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for MCG Diversified, Inc. by Diane J. Harrison, Esq., 4894 Lone Mountain Road, Las Vegas, Nevada 89130.

EXPERTS

Certain of the financial statements of MCG Diversified, Inc. included in this prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their reports, have been audited by Randall N. Drake, C.P.A., independent certified public accountant, whose reports thereon appear elsewhere herein and in the registration statement.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On December 3, 2001, we engaged Randall N. Drake, C.P.A., ("Drake ") as our independent auditor. He is our first auditor and we have had no disagreements with Drake on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, in connection with its reports.

WHERE YOU CAN FIND MORE INFORMATION

We will file reports and other information with the U.S. Securities and Exchange Commission. You may read and copy any document that we file at the SEC's public reference facilities at 450

Fifth Street N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for more information about its public reference facilities. Our SEC filings will be available to you free of charge at the SEC's web site at <www.sec.gov>.

FINANCIAL STATEMENTS

CONTENTS

*** FINANCIAL STATEMENTS OMITTED FROM THE .PDF REDLINE. ***
*** Please See mcg_sb2a3.html for Financial Statements ***

(Outside Back Cover Page Prospectus)

Until _____, 2002 (90 days after the date of this prospectus), all dealers that buy, sell or trade these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

TABLE OF CONTENTS

MCG DIVERSIFIED, INC.

Prospectus

10,168,000 SHARES OF COMMON STOCK

Item 24. Indemnification of Directors and Officers

Title XXXVI, Chapter 607 of the Florida Statutes permits corporations to indemnify a director, officer or control person of the corporation for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expense. Our Articles of Incorporation and By-Laws do not include such a provision automatically indemnifying a director, officer or control person of the corporation or its stockholders for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such.

Our By-Laws, Article X, Section 3, do permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether or not Florida law would permit indemnification. We have not obtained any such insurance at this time.

We have been advised that it is the position of the Securities and Exchange Commission that insofar as the foregoing provisions may be invoked to disclaim liability for damages arising under the Securities Act of 1933, as amended, that such provisions are against public policy as expressed in the Securities Act and are therefore unenforceable.

Item 25. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable by MCG Diversified, Inc. in connection with the sale of the securities being registered. All amounts are estimates except the Securities and Exchange Commission registration fee and the Accounting Fees and Expenses:

Registration Fee	$100.00
Federal taxes, state taxes and fees	$0.00
Printing and Engraving Expenses	$2,000.00
Accounting Fees and Expenses	$2,000.00
Legal Fees and Expenses	$5,000.00
Transfer Agent's Fees and Expenses	$2,000.00
Miscellaneous	$2,000.00
Total	**$13,100.00**

We will bear all the costs and expenses associated with the preparation and filing of this registration statement including the registration fees of the selling security holders.

Item 26. Recent Sales of Unregistered Securities

Set forth below is information regarding the issuance and sales of MCG Diversified, Inc.'s common stock without registration during the last three years. No sales involved the use of an underwriter and no commissions were paid in connection with the sale of any securities.

The following securities of MCG Diversified, Inc. were issued by MCG within the past three (3) years and were not registered under the Securities Act of 1933:

(a) Upon incorporation there were 100 shares of common stock issued pursuant to the exemption from registration contained within Section 4(2) of the Securities Act of 1933. These shares were issued for paid-in-capital and were not a part of a public offering. The following individual received stock in this issuance:

Name of Stockholder	Shares Received	Method of Payment
Marguerite Godels, President/Treasurer/Chairman	100	$100.00

(b) On January 1, 2001 the following individuals were issued shares from treasury for additional paid-in-capital. These shares were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 as the shares were not a part of a public offering. There was no distribution of a prospectus, private placement memorandum, or business plan to the public. Shares were sold to personal business acquaintances of the President, Marguerite Godels. Each individual had specific knowledge of the Company's operation that was given to them personally by the President, Marguerite Godels. Each individual is considered educated and informed concerning small investments, such as the $4.00 investment in our company.

Name of Stockholder	Shares Received	Consideration	
Jay D. Solomon, P.A.	4	$4.00	Cash
Laura L. Larsen	4	$4.00	Cash
Larry D. Larsen	4	$4.00	Cash
John H. Adams	4	$4.00	Cash
Laura B. Adams	4	$4.00	Cash
Brian Bell	4	$4.00	Cash
Michael Spinelli	4	$4.00	Cash
Roger Spinelli	4	$4.00	Cash
Edith G. Spinelli	4	$4.00	Cash
Charles P. Godels, P.A.	4	$4.00	Cash
Dale Salmon	4	$4.00	Cash
Jodi Myers	4	$4.00	Cash

(c) Additionally, on February 1, 2001 shares were issued from treasury for additional paid-in capital. These shares were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 as the shares were not a part of a public offering. There was no distribution of a prospectus, private placement memorandum, or business plan to the public. Shares were sold to personal business acquaintances of the President, Marguerite Godels. Each individual had specific knowledge of the Company's operation that was given to them personally by the President, Marguerite Godels. Each individual is considered educated and informed concerning small investments, such as the $4.00 investment in our company.

Name of Stockholder	Shares Received	Consideration	
Staci Earl	4	$4.00	Cash
Jeff & Karen Mestler	4	$4.00	Cash
Monica Munoz	4	$4.00	Cash
Michael & Diane Jones	4	$4.00	Cash
Christine Foley	4	$4.00	Cash

Item 27. Index of Exhibits

The following Exhibits are filed as part of this Registration Statement, pursuant to Item 601 of Regulation S-B. All Exhibits are attached hereto unless otherwise noted.

Exhibit No.	Description
3.1*	Amended Articles of Incorporation
3.2*	Original Articles of Incorporation
3.3*	By-Laws
5.3	Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq.
23.3	Consent of Experts and Counsel: Independent Auditor's Consent by Randall N. Drake, C.P.A.
24.3	Power of Attorney (included in the signature page of this registration statement)
99.1*	Form Letter to Selling Security Holders
99.2*	Independent Contractor's Agreement Between MCG Diversified, Inc. and Avalon Development Enterprises, Inc.

*Exhibit previously filed.

Item 28. Undertakings

(1) The undersigned Registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually

or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a twenty percent change in the maximum aggregate offering price set forth in the "calculation of registration fee" table in the effective registration statement.

(c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) The undersigned Registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) The undersigned Registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the undersigned Registrant according the foregoing provisions, or otherwise, the undersigned Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Petersburg, State of Florida, on November 12, 2002.

(Registrant)
MCG Diversified, Inc.

By: /s/ MARGUERITE GODELS

MARGUERITE GODELS

President

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Diane J. Harrison, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

/s/ MARGUERITE GODELS	November 12, 2002
Marguerite Godels, President, Chairman of the Board of Directors	(Date)

/s/ LAURA LARSEN	November 12, 2002
Laura Larsen, Secretary	(Date)

/s/ JAY D. SOLOMON	November 12, 2002
Jay D. Solomon, P.A., Treasurer, Chief Financial Officer, Accountant	(Date)

/s/ BRIAN BELL	November 12, 2002
Brian Bell, Director	(Date)

/s/ DALE SALMON	November 12, 2002
Dale Salmon, Director	(Date)